

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2011

Via E-mail
Mr. Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

> **Re:** **Ormat Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 1-32347**

Dear Mr. Tenne:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 121

Notes to Consolidated Financial Statements, page 127

Note 16 – Power Purchase Agreements, page 165

1. We note that the price terms for your power purchase agreements (PPAs) include, among other things, a fixed price, short-run avoided cost and a fixed price with an escalation clause that includes the fair value of environmental attributes, known as renewable energy credits. We have the following comments regarding your renewable energy credits (RECs):

- Please tell us whether and how you account for the creation of your RECs. In doing so, tell us whether you record RECs as an asset at the time they are generated/earned by you through the production of electricity from a renewable source or whether you do not record an entry at the time RECs are generated. If you record RECs at a time other than generation, tell us when they are recorded and how you determined the appropriate point in which to record them. If RECs are recorded as an asset, regardless of when they are recorded, provide us with examples of the applicable journal entries and tell us the basis in GAAP for your accounting, including the basis in GAAP for valuing the RECs.

- Please tell us whether you are utilizing any RECs, and if so, tell us how you account for their utilization, including your basis in GAAP for your accounting. Otherwise, please confirm to us that you sell to others all of the RECs that you generate.

- Please tell us whether you sell RECs apart from the related power or whether they are bundled for sale with the related power during the periods presented in your financial statements. Either way, please tell us how you account for the sale, including your basis in GAAP for your accounting. Additionally, given your disclosure at the top of page 93, please tell us whether you are participating in the CPUC's tradable REC program during 2011, and if so, how you account for sales of RECs under this program.

- Please tell us how frequently your PPAs include the sale of RECs. If possible, quantify for us the amount of revenue you generated from the sale of RECs for each year presented in your financial statements. If our understanding of how RECs are contemplated in your PPAs is inaccurate, please clarify it.

- With regard to your PPAs that include the sale of RECs, tell us whether and how you allocate revenue to the RECs at the time of sale. Please provide us with an example journal entry that shows the allocation of the sales price to your each component of your PPA, including the RECs if you separately allocate revenue to them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief